FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Dato-DXd new BLA submitted, NSQ BLA withdrawn

12 November 2024

Datopotamab deruxtecan new BLA submitted for accelerated approval in the US for patients with previously treated advanced EGFR-mutated non-small cell lung cancer

AstraZeneca and Daiichi Sankyo's new application is based on the TROPION-Lung05 Phase II trial and supported by data from additional trials including TROPION-Lung01

Previously submitted BLA based on TROPION-Lung01 Phase III trial for patients with nonsquamous NSCLC has been voluntarily withdrawn

AstraZeneca and Daiichi Sankyo have submitted a new Biologics License Application (BLA) for accelerated approval in the US for datopotamab deruxtecan (Dato-DXd) for the treatment of adult patients with locally advanced or metastatic epidermal growth factor receptor-mutated (EGFR) non-small cell lung cancer (NSCLC) who have received prior systemic therapies, including an EGFR-directed therapy.

The companies have voluntarily withdrawn the BLA in the US for datopotamab deruxtecan for patients with advanced or metastatic nonsquamous NSCLC based on the TROPION-Lung01 Phase III trial.

The decision to submit a new BLA for EGFR-mutated NSCLC and withdraw the previously submitted BLA for nonsquamous NSCLC was informed by feedback from the US Food and Drug Administration (FDA).

The new BLA is based on results from the TROPION-Lung05 Phase II trial and supported by data from the TROPION-Lung01 Phase III and TROPION-PanTumor01 Phase I trials. New results from a pooled analysis of patients with previously treated EGFR-mutated NSCLC in the TROPION-Lung05 and TROPION-Lung01 trials will be featured in a late-breaking presentation at the upcoming European Society for Medical Oncology (ESMO) Asia 2024 Congress (LBA7).

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "TROPION-Lung01 was designed to test the potential to improve upon standard-of-care chemotherapy in a broad, previously treated, advanced lung cancer patient population. The results, together with data from TROPION-Lung05, showed an especially pronounced benefit for patients with an EGFR mutation which informed our discussions with the FDA and the decision to seek accelerated approval of datopotamab deruxtecan in this patient population. TROPION-Lung01 has also provided exciting exploratory data supporting our biomarker development, which will be validated in ongoing and planned Phase III lung cancer trials."

Ken Takeshita, MD, Global Head, R&D, Daiichi Sankyo, said: "Treating EGFR-mutated non-small cell lung cancer is incredibly challenging following disease progression given that the complexity and variability of these mutations often lead to resistance. The potential approval of datopotamab deruxtecan could offer renewed hope for patients with this formidable disease."

Datopotamab deruxtecan is a specifically engineered TROP2-directed DXd antibody drug conjugate (ADC) discovered by Daiichi Sankyo and being jointly developed by AstraZeneca and Daiichi Sankyo.

AstraZeneca and Daiichi Sankyo are evaluating datopotamab deruxtecan alone and with Tagrisso (osimertinib) as treatment for patients with advanced or metastatic EGFR-mutated nonsquamous NSCLC in the ongoing TROPION-Lung14 and TROPION-Lung15 Phase III trials. In addition, ongoing Phase III trials in 1st-line advanced or metastatic nonsquamous NSCLC, AVANZAR and TROPION-Lung10, have the potential to validate the QCS (quantitative continuous scoring) biomarker for TROP2 identified in an exploratory analysis of TROPION-Lung01. An additional trial in patients with biomarker-positive tumours in the 2nd-line nonsquamous NSCLC setting is also planned.

Notes

Advanced non-small cell lung cancer
Nearly 2.5 million lung cancer cases were diagnosed globally in 2022.1 Lung cancer is broadly split into small-cell lung cancer (SCLC) or NSCLC, the latter accounting for about 80% of cases.2  Approximately 10-15% of patients with NSCLC in the US and Europe, and 30-40% of patients in Asia have an EGFR mutation.3,4 The majority of EGFR mutations occur in tumours of nonsquamous histology.5

For patients with tumours that have an EGFR mutation, the established 1st-line treatment in the metastatic setting is an EGFR-tyrosine kinase inhibitor (TKI).6 While EGFR-TKIs have improved outcomes in the 1st-line setting, most patients eventually experience disease progression and receive chemotherapy.7-10

TROP2 is a protein broadly expressed in the majority of NSCLC tumours.11 There is currently no TROP2-directed ADC approved for the treatment of lung cancer.6,12

TROPION-Lung05
TROPION-Lung05 is a global, multicentre, single-arm, open-label Phase II trial evaluating the efficacy and safety of datopotamab deruxtecan in patients with locally advanced or metastatic NSCLC with actionable genomic alterations who have progressed on or after one regimen of platinum-based chemotherapy and at least one TKI (with or without other systemic therapies). Patients receiving up to four prior lines of treatment with tumours with one or more genomic alterations including EGFR, ALK, ROS1, NTRK, BRAF, RET or MET were eligible for the trial.

The primary trial endpoint of TROPION-Lung05 is objective response rate (ORR) as assessed by blinded independent central review (BICR). Secondary efficacy endpoints include duration of response (DoR), disease control rate (DCR), clinical benefit rate, progression-free survival (PFS), time to response (TTR), overall survival (OS) and safety.

TROPION-Lung05 enrolled 137 patients globally in Asia, Europe and North America. For more information visit ClinicalTrials.gov.

TROPION-Lung01
TROPION-Lung01 is a global, randomised, multicentre, open-label Phase III trial evaluating the efficacy and safety of datopotamab deruxtecan versus docetaxel in adult patients with locally advanced or metastatic NSCLC with and without actionable genomic alterations who require systemic therapy following prior treatment. Patients with actionable genomic alterations were previously treated with an approved targeted therapy and platinum-based chemotherapy. Patients without known actionable genomic alterations were previously treated, concurrently or sequentially, with platinum-based chemotherapy and a PD-1 or PD-L1 inhibitor.

The dual primary endpoints of TROPION-Lung01 are PFS as assessed by BICR and OS. Key secondary endpoints include investigator-assessed PFS, ORR, DOR, TTR, and DCR as assessed by both BICR and investigator, and safety.

TROPION-Lung01 enrolled approximately 600 patients in Asia, Europe, North America, Oceania and South America. For more information visit ClinicalTrials.gov.

Primary PFS and interim OS results from TROPION-Lung01 were presented at the ESMO 2023 Congress. Final OS results were presented at IASLC 2024 World Conference on Lung Cancer hosted by the International Association for the Study of Lung Cancer and simultaneously published in the Journal of Clinical Oncology in September 2024.

TROPION-PanTumor01
TROPION-PanTumor01 is a first-in-human, open-label, two-part, multicentre Phase I trial evaluating the safety and preliminary efficacy of datopotamab deruxtecan in patients with advanced solid tumours that have relapsed or are refractory to standard treatment or for which no standard treatment is available. The dose escalation portion of the trial enrolled patients with NSCLC to assess the safety and tolerability of datopotamab deruxtecan to determine the recommended dose for expansion (6 mg/kg). The dose expansion part of TROPION-PanTumor01 is enrolling several different cohorts including patients with NSCLC, triple-negative breast cancer (TNBC), HR-positive, HER2-low or negative breast cancer, SCLC, urothelial, gastric, pancreatic, castration-resistant prostate and esophageal cancer.

Safety endpoints include dose-limiting toxicities and serious adverse events. Efficacy endpoints include ORR, DoR, TTR, PFS and OS. Pharmacokinetic, biomarker and immunogenicity endpoints also are being evaluated.

TROPION-PanTumor01 enrolled approximately 900 patients in Asia and North America. For more information visit ClinicalTrials.gov.

Datopotamab deruxtecan (Dato-DXd)
Datopotamab deruxtecan (Dato-DXd) is an investigational TROP2-directed ADC. Designed using Daiichi Sankyo's proprietary DXd ADC Technology, datopotamab deruxtecan is one of six DXd ADCs in the oncology pipeline of Daiichi Sankyo, and one of the most advanced programmes in AstraZeneca's ADC scientific platform. Datopotamab deruxtecan is comprised of a humanized anti-TROP2 IgG1 monoclonal antibody, developed in collaboration with Sapporo Medical University, attached to a number of topoisomerase I inhibitor payloads (an exatecan derivative, DXd) via tetrapeptide-based cleavable linkers.

A comprehensive global clinical development programme is underway with more than 20 trials evaluating the efficacy and safety of datopotamab deruxtecan across multiple cancers, including NSCLC, TNBC and HR-positive, HER2-low or negative breast cancer. The programme includes seven Phase III trials in lung cancer and five Phase III trials in breast cancer evaluating datopotamab deruxtecan as a monotherapy and in combination with other anticancer treatments in various settings.

Daiichi Sankyo collaboration
AstraZeneca and Daiichi Sankyo entered into a global collaboration to jointly develop and commercialise Enhertu (trastuzumab deruxtecan) in March 2019 and datopotamab deruxtecan in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights for each ADC. Daiichi Sankyo is responsible for the manufacturing and supply of Enhertu and datopotamab deruxtecan.

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company's comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso (osimertinib) and Iressa (gefitinib); Imfinzi (durvalumab) and Imjudo (tremelimumab); Enhertu (trastuzumab deruxtecan) and datopotamab deruxtecan in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
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References
1.     World Health Organization. Global Cancer Observatory: Lung. Available at:  https://gco.iarc.who.int/media/globocan/factsheets/cancers/15-trachea-bronchus-and-lung-fact-sheet.pdf. Accessed November 2024.
2.     Cancer.net. Lung Cancer - Non-Small Cell: Statistics. Available at: https://www.cancer.net/cancer-types/lung-cancer-non-small-cell/statistics#:~:text=NSCLC%20is%20the%20most%20common,be%20diagnosed%20with%20lung%20cancer. Accessed November 2024.
3.     Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013;6(12): 2800-2812.
4.     Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013;66(2):79-89.
5.     Prabhakar C. Translational Lung Cancer Research. 2015; 4(2), 110-118.
6.     American Cancer Society. Targeted Drug Therapy for Non-Small Cell Lung Cancer. Available at: https://www.cancer.org/cancer/types/lung-cancer/treating-non-small-cell/targeted-therapies.html. Accessed November 2024.
7.     Chen R, et al. Emerging therapeutic agents for advanced non-small cell lung cancer. J Hematol Oncol. 2020;13(1):58.
8.     Majeed U, et al. Targeted therapy in advanced non-small cell lung cancer: current advances and future trends. J Hematol Oncol. 2021;14(1):108.
9.     Morgillo F, et al. ESMO Open. 2016;1:e000060. Available at: https://esmoopen.bmj.com/content/1/4/e000060. Accessed November 2024.
10.  Han B, et al. Onco Targets Ther. 2018;11:2121-9. Available at: https://www.dovepress.com/oncotargets-and-therapy-journal. Accessed November 2024.
11.  Mito R, et al. Clinical impact of TROP2 in non‐small lung cancers and its correlation with abnormal p53 nuclear accumulation. Pathol Int. 2020;70(5):287-294.
12.  Rodríguez-Abreau D, et al. Pemetrexed plus platinum with or without pembrolizumab in patients with previously untreated metastatic nonsquamous NSCLC: protocol-specified final analysis from KEYNOTE-189. Ann Onc. 2021 Jul;32(7): 881-895.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 12 November 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary